Supplement Dated May 22, 2013
To the Current Prospectus and Statement of Additional Information

GoldenSelect Genesis I/GoldenSelect Genesis Flex

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account A

> *This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING USA Annuity and Life Insurance Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Until May 7, 2013, ING USA was a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including ING USA (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013 ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

The following table reflects an investment portfolio name change since the date of your last prospectus supplement.

Fund Name Change	
Former Fund Name	*New Fund Name*
ING Invesco Van Kampen Growth and Income Portfolio	ING Invesco Growth and Income Portfolio

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any fixed option that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2013, open and available to new premiums and transfers under your Contract, along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the

SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Global Resources Portfolio **Investment Adviser:** Directed Services, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Limited Maturity Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.* *The Portfolio's classification changed from non-diversified to diversified.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING T. Rowe Price Capital Appreciation Portfolio
 	
   Investment Adviser: Directed Services LLC
   Investment Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.

ING T. Rowe Price Equity Income Portfolio
 	
   Investment Adviser: Directed Services LLC
   Investment Subadviser: T. Rowe Price Associates, Inc.
	Seeks substantial dividend income as well as long-term growth of capital.